UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File No. 000-55859

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

102 East 1st Avenue
Vancouver, British Columbia, V5T 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [X] Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibit
99.1	Interim Consolidated Financial Statements for the Three Months Ended March 31, 2018 and 2017
99.2	Management’s Discussion and Analysis for the Six Months Ended March 31, 2018 and 2017
99.3	Certification of Interim Filing: CEO
99.4	Certification of Interim Filing: CFO
99.5	Press Release (May 29, 2018): Electra Meccanica Announces 2018 Annual General Meeting Results
99.6	Press Release (May 14, 2018): Electra Meccanica Partners with DoubleTree by Hilton Hotel & Suites to Extend MY STAY. MY CAR. with SOLO EV
99.7	Press Release (May 7, 2018): Electra Meccanica SOLO Electric Vehicle Achieves U.S. National Compliance Certification
99.8	Press Release (April 23, 2018): Electra Meccanica Releases Sneak Peek of 2019 SOLO
99.9	Press Release (March 7, 2018): Electra Meccanica SOLO – Concept to Production in Less than Two Years
99.10	Press Release (February 22, 2018): Electra Meccanica Unveils New Logo
99.11	Press Release (January 30, 2018): Electra Meccanica’s SOLO Electric Vehicle Featured on Fox Business Network
99.12	Press Release (January 16, 2018): Electra Meccanica Wins Automotive Innovation Award at CES
99.13	Press Release (January 2, 2018): Electra Meccanica’s All Electric, One-Seater SOLO to Appear at ShowStoppers at CES 2018
99.14	Press Release (December 11, 2017): Electra Meccanica to Present SOLO Electric Car at 2018 Las Vegas Consumer Electronics Show
99.15	Press Release (November 14, 2017): Electra Meccanica Announces $4 Billion Order Book for SOLO and Tofino Models
99.16	Press Release (October 25, 2017): Electra Meccanica Joins in Support of International Fossil Fuel-Free Cities Pledge

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

/s/ Kulwant Sandher
Kulwant Sandher
Chief Financial Officer
Date: June 1, 2018